Exhibit 99.6

2006 Notice of meeting

Finding, mining
and	processing
the earth’s minerals

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Rio Tinto

This document is important. Please read it straight away.
If you have any doubts about the action you should take,
contact your stockbroker, bank manager, solicitor,
accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto
Limited, please hand this document, the accompanying
2005 Annual report and financial statements or 2005
Annual review and proxy form at once to the purchaser
or transferee or to the stockbroker, bank or other agent
through whom the sale or transfer was effected, for
transmission to the purchaser or transferee.

The annual general meeting will be held at 9.30am
on Thursday, 4 May 2006 in the Grand Ballroom,
Hotel Sofitel, 25 Collins Street, Melbourne, Victoria.

Rio Tinto Limited 2006 Notice of annual general meeting	1

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Letter from the chairman

Rio Tinto Limited
(ABN 96 004 458 404)

55 Collins Street
Melbourne 3000

10 March 2006

Dear Shareholder

I am pleased to invite you to the Company’s 2006 annual general meeting which will be held at 9.30am on Thursday, 4 May 2006 in the Grand Ballroom, Hotel Sofitel, 25 Collins Street, Melbourne, Victoria.

Your participation in the annual general meeting is important to the Company and if you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply-paid envelope provided. If you are unable to attend, please complete and return the enclosed proxy form. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself.

The formal Notice of meeting and the resolutions to be proposed are set out on page 3. Full explanatory notes of each resolution may be found on pages 5 to 12.

This year, in addition to the normal re-election of directors retiring by rotation, we are also asking shareholders to elect two directors, Sir Rod Eddington and Tom Albanese, who were appointed during the year. Sir Rod, who was appointed on 1 September 2005, is an independent non-executive director based in Australia. Tom is currently chief executive, Copper and Exploration and he was appointed an executive director on 7 March 2006. On 1 July 2006, he will take up the position of director, Group Resources, an executive position with responsibility for a number of corporate functions, including Exploration, Operational and Technical Excellence, Human Resources, External Affairs and Global Business Services.

At the annual general meeting there will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each resolution as they arise and will take questions on the 2005 Annual report and financial statements when that item of business is being considered at the meeting.

Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the Company. Accordingly, they recommend you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

The parallel Rio Tinto plc meeting this year will take place on 12 April 2006. The overall results of the joint electorate vote will be announced to the media and relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting. The results will also be advertised in The Australian and may also be obtained from the Company’s Share Registry on toll free (from within Australia) 1800 813 292 or on +61 3 9415 4030 (from outside Australia) after 4 May 2006.

Each year we send an increasing level of documentation to shareholders. Most shareholder documents together with other Rio Tinto publications are available on the Rio Tinto website. To help us reduce our impact on the environment you may request to receive these electronically by email. If you would like to receive these documents electronically, please register on the Company’s website www.riotinto.com

The board and I look forward to your participation at the annual general meeting and thank you for your continued support.

Yours sincerely

Paul Skinner Chairman

2	Rio Tinto Limited 2006 Notice of annual general meeting

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2006 Notice of meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held in the Grand Ballroom, Hotel Sofitel, 25 Collins Street, Melbourne, Victoria on Thursday, 4 May 2006 at 9.30am for the following purposes:

Special business
1	Renewal of off-market and on-market buy-back authorities

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

“That approval is hereby given to buy-backs by the Company of fully paid ordinary shares in the Company (Ordinary Shares) in the 12 month period following this approval:

(a) under one or more off-market buy-back tender schemes in accordance with the terms described in the explanatory notes which accompany this Notice (the Buy-Back Tenders); and

(b) pursuant to on-market buy-backs by the Company in accordance with the Listing Rules of the Australian Stock Exchange, but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution, whether under any Buy-Back Tenders or pursuant to any on-market buy-backs, does not in that 12 month period exceed 28.5 million Ordinary Shares.”
2	Renewal of authorities to buy back shares held by Rio Tinto plc

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

“That approval is hereby given to buy-backs by the Company of Ordinary Shares from Tinto Holdings Australia Pty Limited (THA) in the 12 month period following this approval upon the terms and subject to the conditions set out in the draft buy-back agreement between the Company and THA (entitled ‘2006 RTL-THA Agreement’), a copy of which has been produced to the meeting and is for the purposes of identification marked ‘A’ and initialled by the Chairman.”

3	Adoption of new articles of association and amendments to the constitution

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution on which the holder of the Special Voting Share shall be entitled to vote in accordance with Rule 74(c)(i) of the Company’s constitution and the Rio Tinto plc Shareholder Voting Agreement:

“That, subject to the consent in writing of the holder of the Special Voting Share:

(a) the amendments to the Company’s constitution contained in the document submitted to the meeting, marked ‘B’ and initialled by the Chairman for the purpose of identification, be approved and such amendments be made to the Company’s constitution; and

(b) the articles of association of Rio Tinto plc contained in the document submitted to the meeting, marked ‘C’ and initialled by the Chairman for the purpose of identification, be adopted as the articles of association of Rio Tinto plc in substitution for and to the exclusion of the existing articles of association of Rio Tinto plc.”
Ordinary business
4	To elect Tom Albanese as a director.

5	To elect Sir Rod Eddington as a director.

6	To re-elect Sir David Clementi as a director.

7	To re-elect Leigh Clifford as a director.

8	To re-elect Andrew Gould as a director.

9	To re-elect David Mayhew as a director.

10	Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration

To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc to hold office until the conclusion of the next annual general meeting at which accounts are laid before Rio Tinto plc and to authorise the Audit committee to determine the auditors’ remuneration.

11	Approval of Remuneration report

To approve the Remuneration report as set out in the 2005 Annual review and the 2005 Annual report and financial statements.

12	Receipt of reports and financial statements

To receive the Company’s financial report and the reports of the directors and auditors for the year ended 31 December 2005.

By order of the Board

Stephen Consedine, Secretary

55 Collins Street
Melbourne Victoria 3000

10 March 2006

Rio Tinto Limited 2006 Notice of annual general meeting	3

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Notes

For the purposes of the Corporations Act, the Company has determined that securities of the Company that are quoted securities at 10.00pm Australian Eastern Standard Time on Tuesday, 2 May 2006 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.

A proxy form accompanies this Notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of the Company. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Company’s share registry or you may copy the enclosed form.

A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes are to be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by the Company’s share registry at Computershare Investor Services Pty Ltd, PO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at the Company’s registered office or by facsimile to +61 3 9473 2555, by 9.30am Australian Eastern Standard Time on Tuesday, 2 May 2006.

Of the resolutions proposed at this year’s meeting, resolutions 1 and 2 will be put to Rio Tinto Limited shareholders only. Resolution 3 will require separate special resolutions of public shareholders of both companies. All other resolutions will be dealt with under the joint electoral procedure.

The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the ‘Shareholder Information’ section of the 2005 Annual review and 2005 Annual report and financial statements.

The following documents may be inspected at the Company’s registered office during normal business hours on any business day from the date of this Notice of meeting until the close of the Company’s annual general meeting on Thursday, 4 May 2006, and also at the Grand Ballroom, Hotel Sofitel, 25 Collins Street, Melbourne, Victoria for at least 15 minutes prior to and during the Company’s annual general meeting:

(a)	A copy of the proposed buy-back agreement between the Company and THA (entitled ‘2006 RTL-THA Agreement’) for the off-market purchase of up to all the shares held by THA.

(b)	A copy of the Company’s constitution (including the proposed amendments) and a copy of the Company’s constitution marked to show the proposed amendments.

(c)	A copy of the proposed new articles of association of Rio Tinto plc and a copy of the articles of association of Rio Tinto plc marked to show the proposed amendments.

Shareholders eligible to vote at this meeting may submit written questions to the Company’s auditors, PricewaterhouseCoopers, to be answered at the meeting, provided the question is relevant to the content of the auditors’ report or the conduct of the audit of the Company’s financial report for the year ended 31 December 2005. Written questions must be received by no later than 5.00pm Australian Eastern Standard Time on Thursday, 27 April 2006. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to the auditors should be sent to Computershare Investor Services Pty Ltd, PO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street Abbotsford, Victoria, 3067 or the Company’s registered office or by facsimile to +61 3 9473 2555.

4	Rio Tinto Limited 2006 Notice of annual general meeting

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Explanatory notes

Explanatory notes on the resolutions to be proposed at the 2006 annual general meeting.

Resolution 1 –
Renewal of off-market and on-market
buy-back authorities

Capital return programme
The current strength of the Rio Tinto Group’s cash flow means that in addition to comfortably funding current planned investments, capital can be returned to shareholders while maintaining the flexibility to take advantage of acquisitions and expansion opportunities as and when they arise. Accordingly, on 2 February 2006, Rio Tinto announced an intention to return up to US$4 billion to shareholders, comprising a US$1.5 billion special dividend and, depending on market conditions, a share buy-back programme totalling US$2.5 billion during the course of 2006 and 2007. This programme replaces the remainder of the capital return initiative announced in February 2005.

While Rio Tinto plc is currently buying back shares in an on-market programme, no decision has been made as to whether there will be any buy-backs in the Company and, if there are such buy-backs, whether they would be off-market or on-market. Therefore, to maintain flexibility, the directors believe that they should obtain shareholder approvals to undertake a range of buy-backs, should the directors decide it is in the best interests of the Company to undertake such buy-backs.

Accordingly, under resolution 1 shareholders are being asked to approve buy-backs by the Company of its fully paid ordinary shares (Ordinary Shares) under off-market buy-back tenders and/or on-market over the 12 months following the approval, provided that the number bought back under this authority does not exceed 28.5 million Ordinary Shares. In addition, under resolution 2 the Company is seeking to renew the Company’s authority to buy back up to all the Ordinary Shares held by Tinto Holdings Australia Pty Limited (THA). THA is a wholly owned subsidiary of Rio Tinto plc that currently holds approximately 37.5 per cent of the Ordinary Shares.Resolutions 1 and 2 are to be voted on by the Company’s shareholders only.

The intention is also once again to seek shareholder approval to renew the existing authority to make on-market purchases of shares in Rio Tinto plc. While it is Rio Tinto plc’s intention to exercise this authority, the precise manner and timing of such purchases will be determined by, amongst other things, prevailing market conditions. The approval for on-market purchases in Rio Tinto plc is voted on by Rio Tinto plc shareholders only.

Whether the Company undertakes any buy-backs (whether under the specific authorities granted in resolutions 1 or 2 or pursuant to the general provisions in the Corporations Act allowing buy-backs outside shareholder approval), and the precise manner and timing of any such buy-backs if they do take place, will be determined by, amongst other things, prevailing market conditions. The directors will only buy back shares, whether on-market or off-market and whether in the Company or in Rio Tinto plc, where they believe it is in the best interests of the relevant company to do so.

On the basis of the authorities obtained at the 2005 annual general meetings, the Company bought back 27,294,139 Ordinary Shares on 9 May 2005 at A$36.70 per share (being a discount of 14 per cent to the relevant market price at the time). In addition, 16,367,000 Ordinary Shares were bought back from THA at the same price per share so that its proportional shareholding interest in the Company did not increase as a result of the buy-back tender. No shares have been bought back by the Company on-market under the authorities obtained in 2005. As at 10 February 2006, 6,615,000 Rio Tinto plc ordinary shares had been bought back on-market by Rio Tinto plc.

Off-market and on-market buy-backs
The board is seeking shareholder approval under resolution 1 to make off-market purchases of Ordinary Shares during the next 12 months under one or more off-market buy-back tender schemes (the Buy-Back Tenders) or on-market, but subject to the cap discussed below. Such specific authority is, of course, in addition to the Company’s ability to undertake buy-backs under the Corporations Act where shareholder approval is not required.

If any Buy-Back Tender proceeds, a booklet containing further details in relation to the Buy-Back Tender (Buy-Back Booklet), including an invitation to participate and the complete terms of the relevant Buy-Back Tender, would be sent to shareholders. The terms of any such Buy-Back Tender would not be substantially different to the terms set out in the attached Annexure. At this stage, no decision has been made as to whether any Buy-Back Tender or any on-market buy-back will proceed (and if so, the timing of any such buy-back) or as to whether more than one Buy-Back Tender or on-market buy-back programme will proceed.

Off-market buy-back tenders currently provide an advantageous method of returning capital. The benefits of a Buy-Back Tender are considered to include the following:

•	the structure of a Buy-Back Tender allows the buy-back of Ordinary Shares at a discount to prevailing market prices;

•	the board expects that a Buy-Back Tender would improve earnings per share and return on equity for shareholders who remain holding Ordinary Shares;

•	participation is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances;

•	a Buy-Back Tender would allow the Company to determine the most appropriate number of Ordinary Shares to buy back based on shareholder demand;

•	a Buy-Back Tender should allow shareholders whose tenders are accepted to sell Ordinary Shares without incurring the usual brokerage costs; and

•	a Buy-Back Tender provides an efficient means of returning capital to shareholders in the Company and enables the Rio Tinto Group to maintain a more efficient capital structure and to reduce its cost of capital.

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Explanatory notes – continued

Nonetheless, as conditions change, the board may form the view that it is in the best interests of the Company to buy back Ordinary Shares on-market. On-market buy-backs allow the Company to buy back shares over time, depending on market conditions and prices. Any on-market buy-backs would occur in accordance with the Listing Rules of the Australian Stock Exchange (ASX) from time to time. At present, the Listing Rules state that the price at which the Company buys back Ordinary Shares on-market must not be more than five per cent above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which shares are to be bought back.

The board believes that the buy-backs authorised under resolution 1 could be undertaken without prejudicing the Rio Tinto Group’s ability to maintain its progressive dividend policy. The board does not think that such buy-backs pose any significant disadvantage to shareholders, nor does the board believe that there would be any material impact on the control of the Rio Tinto Group or the relative voting power of shareholders in each of the Company and Rio Tinto plc (this is discussed further below). However, in making their decision, shareholders should be aware that buy-backs by the Company would result in a reduction in the number of Ordinary Shares on issue but, given the number of Ordinary Shares that might be bought back under the authority sought, the board does not expect that there would be any material change in the index weighting or liquidity of the Ordinary Shares.

Size of any buy-backs
The authority sought by resolution 1 permits the Company to buy back Ordinary Shares under one or more Buy-Back Tenders or on-market, during the 12 month period following approval, up to a limit of 28.5 million Ordinary Shares during that 12 months. 28.5 million Ordinary Shares represents approximately 10 per cent of the number of Ordinary Shares on issue in the Company as at 10 February 2006, excluding from that number the Ordinary Shares held by THA 1. In calculating the number of Ordinary Shares able to be bought back by the Company under this limit, any Ordinary Shares bought back from THA under the authority in resolution 2 are not included.

Subject to this limit, the number of Ordinary Shares to be bought back (if any) will be determined by the directors. By way of illustration, if Ordinary Shares with a total value of A$500 million are bought back under a Buy-Back Tender, and the buy-back price under that Buy-Back Tender is A$62.66 (this assumes, for illustrative purposes only, that the relevant market value at the time is A$71.20 and that the tender discount is set at 12 per cent), the number of Ordinary Shares that would be bought back under the Buy-Back Tender would be approximately 7.98 million.

Effect on the Company
Financial impact
Any Buy-Back Tenders and on-market buy-backs the subject of resolution 1 would form part of the Rio Tinto Group’s capital return programme announced on 2 February 2006. The consideration paid would be cash and all Ordinary Shares bought back by the Company would be cancelled. The anticipated funding required for any such buy-backs would be well within the debt capacity of the Rio Tinto Group and so is not expected to have any adverse effect on existing operations or current investment plans. In particular, the Group’s gearing and interest cover would remain at prudent levels, and the board does not expect that the Rio Tinto Group’s intended capital return programme would affect the credit ratings of the Rio Tinto Group.

By way of illustration, a repurchase by the Company of Ordinary Shares with a total value of A$500 million would increase net debt and reduce shareholders’ funds by A$500 million and, on the basis of the Group’s 2005 audited financial statements, the ratio of net debt to total capital would increase by 2.2 percentage points.

If they proceed, the precise impact of any buy-backs will not be known until they are completed as this will depend on the buy-back price paid, the number of Ordinary Shares repurchased and the timing of the repurchases.

Effect on control
While eligible shareholders in the Company would have an opportunity to participate in any Buy-Back Tender, the percentage of each shareholder's interest which may be bought back under a Buy-Back Tender would depend on a number of factors, including the discounts at which shareholders tender their Ordinary Shares, the number of Ordinary Shares they tender, the ultimate discount and price set under the Buy-Back Tender, any required scale back and the number of Ordinary Shares bought back. The impact of each of these factors would not be known until after a Buy-Back Tender has closed.

Similarly, under any on-market buy-back by the Company, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares the Company buys back.

Given the maximum aggregate size of any buy-backs under resolution 1, they are not expected to have any change of control implications for the Company or the Rio Tinto Group. On its own, a Buy-Back Tender or an on-market buy-back by the Company would reduce the number of ordinary shares in the Company on issue as a proportion of the total number of ordinary shares on issue in the Rio Tinto Group (that is, the ordinary shares on issue in the Company and in Rio Tinto plc combined). However, given that Rio Tinto plc is also undertaking an on-market buy-back programme, the number of Rio Tinto plc ordinary shares on issue may also reduce and so there may not be a change in this proportion. Given the limit on the size of the buy-backs permitted under the authorities being sought, the board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Rio Tinto Group or on the relative voting power of the shareholders in each of the Company and Rio Tinto plc.

[1]	As at 10 February 2006, Rio Tinto Limited had 456,815,943 Ordinary Shares on issue, of which 171,072,520 were held by THA.

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Explanatory notes – continued

It should be noted that under the Rio Tinto dual listed companies structure, the shares in the Company held by THA are only entitled to be voted in limited circumstances and only to reflect the voting wishes of the public shareholders of Rio Tinto plc. In particular, THA will not vote on resolution 1.

Other information
Share price information
The closing price of the Company’s Ordinary Shares on the ASX on 28 February 2006 was A$71.20. The highest and lowest market sale prices for the Ordinary Shares on the ASX during each of the preceding four months were as follows:
			Volume
			Weighted
	Low	High	Avg Price*
Month	A$	A$	A$

Feb	70.75	76.51	71.57
Jan	68.78	78.60	70.74
Dec	60.40	69.17	58.61
Nov	56.35	62.87	58.87

Source: IRESS

*	Calculated as the total value of Ordinary Shares divided by the total volume of Ordinary Shares traded on the ASX over the specified month. Includes exercise of options.

Australian tax considerations
For Australian taxation purposes, a Buy-Back Tender would constitute an ‘off-market’ buy-back. As such, the price paid to shareholders to buy back their Ordinary Shares would have two components for Australian tax purposes: a capital component and a deemed dividend component.

The Company has not commenced discussions with the Australian Taxation Office to confirm this and other proposed tax treatments for shareholders who participate in a Buy-Back Tender. If the board elects to proceed with a Buy-Back Tender, further details on these matters would be provided to shareholders in the relevant Buy-Back Booklet.

For the Company, if the deemed dividend component was franked, the effect of a Buy-Back Tender would be to reduce the Company’s available franking credits.

If the Company were to undertake an on-market buy-back, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For the Company, the effect of an on-market buy-back may be to reduce the Company's available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

While, as noted above, Buy-Back Tenders and/or on-market buy-backs may result in a reduction of available franking credits, the board nonetheless expects the Company to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Foreign Investment Review Board (FIRB)
As has been the case in the past with buy-backs undertaken by the Company, the Company would seek approval from FIRB for any buy-backs.

Australian Securities and Investments Commission (ASIC)
Under the Corporations Act, a company is entitled to buy back shares under a selective buy-back (such as a Buy-Back Tender) provided that, amongst other things, the terms of the relevant buy-back agreement are approved by a special resolution passed at a general meeting of the Company, with no votes being cast in favour of the resolution by any person whose shares are proposed to be bought back or their associates. Given that it is not possible to determine at this time whose Ordinary Shares would be acquired under any Buy-Back Tenders, ASIC has granted relief to permit all shareholders in the Company to vote on resolution 1.

Resolution 2 –
Renewal of authorities to buy back
shares held by Rio Tinto plc
The purpose of resolution 2 is to seek renewal of the authorities previously granted by shareholders for the Company to buy back Ordinary Shares from THA (a wholly owned subsidiary of Rio Tinto plc) under a selective buy-back agreement. Such authorities have been in place since 1998 and are regularly renewed by the Company to maintain flexibility in its capital management programme. The authorities were last renewed at the 2005 annual general meeting. A difference to prior approvals is that, under this year’s authority, the Company and THA can agree the price for any Ordinary Shares to be bought back from THA at the relevant time, subject to the price cap described below.

The authorities granted in 2005 were not limited in time and are still operative. However, each year, Rio Tinto plc is required by UK company law to renew its buy-back authorities. In line with this Rio Tinto plc practice, the board considers it appropriate to seek renewal of the Company’s existing buy-back approvals. Resolution 2 provides for the renewal of the approval to buy back Ordinary Shares held by THA.

The renewed authority granted under resolution 2 provides the Rio Tinto Group with continued flexibility in relation to its capital management. However, the directors will only proceed with any buy-backs under this authority if they believe them to be in the best interests of the Company.

The terms of the selective buy-backs from THA proposed under resolution 2 are set out in the draft buy-back agreement entitled “2006 RTL-THA Agreement”. In summary, the Company will be able to buy back, from time to time, such number of Ordinary Shares as is nominated by the Company, up to all the Ordinary Shares held by THA. The directors would only nominate such number of Ordinary Shares to be bought back as they considered was in the best interests of the Company. Shares bought back from THA under this authority would only be bought back at a price to be agreed between the Company and THA at the time, provided that the price is not greater than the average market price (as that term is defined in the Listing Rules of the ASX) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which the shares are to be purchased.

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Explanatory notes – continued

The consideration would be cash, securities or such other valuable consideration as is agreed. Given the dual listed companies structure, the consideration for any buy-backs from THA would remain within the Rio Tinto Group.

Accordingly, any such buy-backs are not expected to have any adverse effect on existing operations or current investment plans. In particular, the Group’s gearing and interest cover would remain at prudent levels.

The continued ability to buy back shares held by THA facilitates the management of the Group’s cash resources and financing and such buy-backs would not have any material effect on the control of the Group.

For Australian taxation purposes, a buy-back from THA would constitute an ‘off-market’ buy-back. As such, the price paid would have two components for Australian tax purposes: a capital component and a deemed dividend component. If the deemed dividend component was franked, the effect would be to reduce the Company's available franking credits, though the board expects the Company to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Rio Tinto will seek FIRB approval for any buy-backs the subject of resolution 2.

THA and its associates will not vote on resolution 2.

Resolution 3 –
Adoption of new articles of association
and amendments to the constitution
As a result of the proposed implementation in the United Kingdom of the European Union Directive on Takeover Bids (Takeover Directive) and the adoption of International Financial Reporting Standards (IFRS), the directors have determined that certain consequential amendments should be made to the ‘Change of control’ provisions in the Company’s constitution and in the Rio Tinto plc articles of association and to the ‘Borrowing powers’ provision in the Rio Tinto plc articles of association.

After a general review of the other provisions, the directors also propose to use this opportunity to make certain other updating changes to the Company's constitution and to the Rio Tinto plc articles of association. The main changes are set out below. References to rule numbers are to the numbers in the amended version of the constitution of the Company and references to article numbers are to the numbers in the amended version of the articles of association of Rio Tinto plc. Other minor clarificatory changes are also being proposed which are not described below in detail. In respect of the Company’s constitution, the changes will be effected by amending the existing constitution. In respect of the Rio Tinto plc articles of association, the changes will be effected by adopting new articles of association.

Change of control (rule 145 and article 64)
The change of control provisions were introduced as part of the DLC merger in 1995. Their purpose is to ensure that no one gains control of the Company or Rio Tinto plc without making an offer to the shareholders of both entities. In particular, these provisions apply to a person (referred to as a “Relevant Person”) with an interest in shares in the Company and Rio Tinto plc which together carry 20 per cent or more of the total votes on a Joint Decision or, if the person only has an interest in shares in one of the Company or Rio Tinto plc, 30 per cent or more of the total votes attaching to all shares in that company other than the Special Voting Share. The current change of control provisions state that if the directors become aware that a person has become a “Relevant Person” then, unless the person is a “Permitted Person”, the directors must give notice to that person (and others) setting out certain restrictions and conditions applicable to the shareholding in which that person has an interest. A “Permitted Person” includes, in broad terms, a person who has made a complying offer for shares in both the Company and Rio Tinto plc.

The result of the directors giving such a notice to a “Relevant Person” is that the voting and certain other rights attaching to the relevant shares are suspended until the appropriate remedial action is taken, such as a disposal of the shares or the person becoming a “Permitted Person” (for example, by making complying takeover offers). If the requirements of the notice are not met within the time specified in the notice, the directors have the power to arrange the compulsory disposal of such number of shares as is necessary to result in the “Relevant Person” ceasing to be a “Relevant Person”.

The existing change of control provisions confer certain discretions on the directors with respect to this process. In particular, the directors are able to specify the time in which the notice must be complied with and they have the discretion (but not the obligation) to require a disposal of the relevant shares if the notice is not otherwise complied with by the addressee. However, there is a possibility that an unintended consequence of the implementation of the Takeover Directive in the UK (which is expected to occur during 2006), would be that, technically, the directors’ ability to exercise such discretions in circumstances in which a takeover offer had been announced or was believed to be imminent might be affected.

Consequently, it is proposed to amend certain aspects of the notice provisions described above to remove some of the discretions and, at the same time, to clarify parts of the provisions. In particular, if resolution 3 is passed, in specifying a time for compliance with a notice, the directors will have to specify a time between 7 and 60 days (which can be extended by up to a further 30 days) and, in addition, if the notice is not complied with, the directors will be required to cause a disposal of the relevant shares. The changes are being proposed to both the Company’s constitution and Rio Tinto plc’s articles of association to ensure the documents are consistent.

Borrowing powers (article 109)
The power of Rio Tinto plc to borrow money is limited by Rio Tinto plc’s articles of association to one and a half times the ‘Unified Group Share Capital and Reserves’. The introduction of IFRS may bring additional uncertainty or volatility to the Unified Group Share Capital and reserves which could impact adversely on the Group’s ability to borrow. IFRS will change the way companies account for retirement benefit scheme deficits or surpluses, which could affect the Unified Group Share Capital and reserves by the amount of such deficit or surplus. The main amendment to article 109 would be to exclude the effect of this IFRS provision from the calculation of the Unified Group Share Capital and reserves. This is a change to the Rio Tinto plc articles of association only.

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Exclusive jurisdiction
(rule 148 and article 144)
This new rule provides that any suit, action or dispute between a shareholder in his capacity as a shareholder (including any derivative action in the name of the Company) and the Company and/or the directors or former directors (or any of them) (Proceedings) shall be brought in the courts of Victoria. The exception is where there is also a suit, action or dispute involving Rio Tinto plc which has or is alleged to have the same or substantially similar cause of action, facts or circumstances as the Proceedings. In that case, if the directors are of the opinion that the Proceedings would as or more conveniently be conducted in the courts of England and Wales, notice may be given to the member bringing the action and the Proceedings may be brought in those courts.

An equivalent provision (with the necessary changes, eg that proceedings are to be brought in the courts of England and Wales) is being proposed for Rio Tinto plc’s articles of association.

The directors believe that it is appropriate that the types of proceedings covered by this rule should be brought in the courts of the home jurisdiction of the company (that is, Victoria for the Company and England and Wales for Rio Tinto plc) and the purpose of this rule is to make that clear.

Directors’ fees (rule 89)
The purpose of the proposed amendment to rule 89 of the constitution of the Company is to ensure that its operation is consistent with the equivalent article in the Rio Tinto plc articles of association.

Rule 89 of the constitution provides that the aggregate annual remuneration payable to the non-executive directors is subject to a cap that may be altered by the Company in general meeting. Reflecting the dual listed companies structure, rule 89 provides that the aggregate annual sum payable as remuneration to the non-executive directors for their services includes both remuneration paid by the Company for their services as non-executive directors of the Company and remuneration paid by Rio Tinto plc for their services as non-executive directors of Rio Tinto plc. There is an equivalent article in the Rio Tinto plc articles of association.

However, under the Company’s constitution and the Rio Tinto plc articles of association, certain amounts paid to directors are not taken into account in calculating this limit (for example, reimbursement of expenses is not treated as “remuneration”). Further, the Rio Tinto plc articles of association exclude payments to the chairman and deputy chairman for the purposes of this limit. This reflects the extensive involvement expected in respect of the affairs of the Group.

Given the dual listed companies structure, the aim of the proposed amendment is to ensure that the limit on directors’ fees in the Company’s constitution matches the limit on directors’ fees in the Rio Tinto plc articles of association. Accordingly, the amendment makes it clear that amounts paid by Rio Tinto plc (and/or any subsidiaries) to its non-executive directors that are currently not taken into account in calculating the limit under the Rio Tinto plc articles of association are also not taken into account in calculating the limit under the Company’s constitution. In particular, as payments by Rio Tinto plc to the chairman are excluded under the Rio Tinto plc articles of association, payments by Rio Tinto plc to the chairman are excluded under the Company’s constitution. Other Rio Tinto plc payments that are excluded include reimbursement of director expenses and certain permitted pension, death or disability benefits.

The remuneration of directors is discussed in detail in the Remuneration report in the 2005
Annual report and financial statements and the 2005 Annual review, and has been approved by shareholders each year since 2002.

Dividend plans (rule 123)
Amendments to rule 123 of the Company’s constitution are proposed to give greater flexibility to the Company in the manner in which it operates its dividend reinvestment plans. The proposed amendment will make it clear that the rules of any such plan can provide for cash dividends to be reinvested to subscribe for new shares and/or purchase shares on-market in accordance with the rules of the relevant plan. In recognition that some shareholders are not permitted by law to participate in a dividend reinvestment plan, the amendment will also make it clear that such a plan need not be extended to all members.

At this stage, the board is not proposing to change any rules of the existing dividend reinvestment plan.

To be effective, resolution 3 must be passed by separate special resolutions of each of the Company and Rio Tinto plc. The Company will disregard any votes cast on this resolution 3 by the directors and any associate of any director. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolutions 4 to 9 –
Election and re-election of directors
Sir Rod Eddington and Tom Albanese have been appointed directors of the Company since the last annual general meeting and, in accordance with the constitution, retire and offer themselves for election.

The board believes the election of both Sir Rod and Tom is in the best interests of the Group as they bring skills, experience and knowledge to the board proceedings which will enhance and maintain an effective board. Both appointments were recommended to the board by the Nominations committee following a thorough evaluation process.

Sir David Clementi, Leigh Clifford, Andrew Gould and David Mayhew retire by rotation this year and being eligible, offer themselves for re-election.

The board has adopted a policy on directors’ independence. Applying the criteria within the policy, the board is satisfied that Sir Rod Eddington, Sir David Clementi and Andrew Gould are independent. Tom Albanese and Leigh Clifford, as executive directors, and David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, are not independent.

Following a formal performance evaluation as described in the Corporate governance report contained in the 2005 Annual report and financial statements and the 2005 Annual review, all the directors’ performances continue to be effective and demonstrate commitment. The board therefore recommends the re-elections.

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Explanatory notes – continued

Brief biographical details of each of the directors standing for election and re-election are given below:

Tom Albanese was appointed an executive director on 7 March 2006. On 1 July 2006, he will take up the position of director, Group Resources, when his responsibilities will embrace a number of corporate functions, including Exploration, Operational and Technical Excellence, Human Resources, External Affairs and Global Business Services. He joined Rio Tinto in 1993 and held a number of management positions before being appointed chief executive of the Industrial Minerals group in 2000, a position he held until his appointment as chief executive of the Copper group and head of Exploration in 2004. Tom is 48.

The board considers that his broad technical and commercial experience within both the Group and the industry enables him to provide a major contribution to the board and the Group’s business and he is recommended for election.

Sir Rod Eddington joined the Rio Tinto boards on 1 September 2005. He was the chief executive of British Airways plc until the end of September 2005. Prior to this, Sir Rod was managing director of Cathay Pacific Airways from 1992 until 1996 and executive chairman of Ansett Airlines from 1997 to 2000. He is a non-executive director of CLP Holdings Limited, News Corporation plc, John Swire & Son Pty Limited and is Non-executive Chairman of JPMorgan Australia and New Zealand. Sir Rod is also chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council, and of the Victorian Major Events Company Limited. Sir Rod is 56.

His considerable experience as chief executive and board member of major global companies enables him to provide a valuable contribution to the board and its committees, and he is recommended for election.

Sir David Clementi was appointed a director of Rio Tinto in January 2003. Sir David is chairman of Prudential plc prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School and is a member of the UK Financial Reporting Council. Sir David is 57.

Sir David has many years experience of the financial services industry and, as chairman of a large public company, provides a major contribution to the board and its committees. Based on a positive assessment of his performance, he is recommended for re-election.

Leigh Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. Leigh graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science from the same University. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of the Company and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000. He is a former director of Freeport-McMoRan Copper & Gold Inc and a non-executive director of Barclays Bank plc. Leigh is 58.

In the view of the board, he continues to provide strong and effective leadership to the Company and is recommended for re-election.

Andrew Gould was appointed a director of Rio Tinto in 2002 and is chairman of the Audit committee. Andrew is chairman and chief executive officer of Schlumberger Limited, which he joined in 1975 and where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He holds a degree in economic history, qualified as a chartered accountant with Ernst & Young and is a member of the UK Prime Minister’s Council of Science and Technology. Andrew is 59.

His experience as chairman and chief executive of a global resources-related company enables him to provide a significant contribution to the board and its committees. Based on a positive assessment of his performance, he is recommended for re-election.

David Mayhew was appointed a director of Rio Tinto in 2000. David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department and from 1986 until 2001 when he was appointed chairman, he was the partner in charge of the firm’s Capital Markets Department. David is 65.

His extensive experience of the financial services industry and, as chairman of a major brokerage house, provides a significant contribution to the board and its committees, and is recommended for re-election.

Resolution 10 –
Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration
Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. PriceWaterhouseCoopers remain the auditors for the Company. In accordance with English company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to fix the auditors’ remuneration.

Resolution 11 –
Approval of Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 65 to 77 of the 2005 Annual report and financial statements and pages 39 to 51 of the 2005 Annual review. The report can also be found on the Rio Tinto website.

Resolution 12 –
Receipt of reports and financial statements
The directors are required by the Corporations Act to present the Financial report, the Directors’ report and the Auditors’ report to the meeting.

10	Rio Tinto Limited 2006 Notice of annual general meeting

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Annexure

Summary of terms of any Buy-Back
Tenders and further information
Off-market tenders
Each Buy-Back Tender would, if it proceeds, be conducted as an off-market buy-back tender. An off-market buy-back tender involves the Company inviting each shareholder who is eligible to participate to tender to sell Ordinary Shares to the Company on the terms to be set out in the relevant Buy-Back Booklet. If the Company accepts the tender, then a buy-back agreement is formed on those terms.

Participation in a Buy-Back Tender would be on a voluntary basis. Eligible shareholders would not have to sell their Ordinary Shares if they do not want to. Shareholders would also have the right to withdraw tenders during the period in which tenders can be made (the Tender Period) subject to complying with specified notification procedures.

The terms of any Buy-Back Tender would be substantially as follows. The Buy-Back Booklet for a Buy-Back Tender would also include terms ancillary to these principal terms (e.g. warranties and undertakings, such as those contained in the booklet for the 2005 buy-back tender).

Tender process overview
Each shareholder eligible to participate in a Buy-Back Tender would be able to submit a tender if they wish to sell Ordinary Shares. The tender must specify the number of Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date, and must specify the nominated discount or discounts (within the tender discount range to be specified in the relevant Buy-Back Booklet) to the relevant market price at which the shareholder offers to sell their tendered Ordinary Shares. For these purposes, the relevant market price would be the volume weighted average price of Ordinary Shares sold on the ASX during the five trading days up to and including the closing date of the Tender Period, though this volume weighted average price calculation would exclude certain transactions to be specified more fully in the Buy-Back Booklet (eg, special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Ordinary Shares, and any overnight crossings or other trades that the directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand) (VWAP). The specified tender discount range would be a range of discounts at one per cent intervals. The largest discount is expected to be 14 per cent and the smallest discount would not be less than 5 per cent.

Shareholders would be able to submit offers to sell different blocks of their shareholding for different discounts within the specified tender discount range, subject to the rule for shareholders with Small Shareholdings (described below).

Alternatively, shareholders would be able to submit a 'Final Price Tender' in respect of Ordinary Shares they tender. A Final Price Tender is a tender in which the shareholder elects to receive the Buy-Back Price (described below) determined through the tender process.

The tender form for a Buy-Back Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their Ordinary Shares bought back (Minimum Price), having first selected their tender discount. If the Buy-Back Price under a Buy-Back Tender is below the Minimum Price selected by the shareholder, that tender would not be accepted.

After the close of the Tender Period, the Company would determine the largest discount within the range of discounts specified by the Company (the Buy-Back Discount) which would enable the Company to buy back the number of Ordinary Shares that it determines to buy back. All shareholders submitting successful tenders would receive the same price (the Buy-Back Price) for each Ordinary Share bought back from them.

If the buy-back proceeds, the Company would accept Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount or as a Final Price Tender subject to the scale back mechanism (as described below). Acceptance of tenders would also be subject to any Minimum Price selected by a participating shareholder in respect of those Ordinary Shares. Ordinary Shares tendered at a discount which is less than the Buy-Back Discount would not be bought back.

After the close of the Tender Period, the Company’s shareholders would be advised by announcement to the ASX of the total number of Ordinary Shares to be bought back, the Buy-Back Discount and the Buy-Back Price.

Shareholders with Small Shareholdings
Any shareholder who has a Small Shareholding (ie, a registered holding of 100 Ordinary Shares or less) would be able to tender all but not some of their Ordinary Shares under a Buy-Back Tender and they may do so at only one of the specified discounts or as a Final Price Tender.

Scale back mechanism
If the total number of Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount and as Final Price Tenders is more than the number of Ordinary Shares the Company wishes to buy back, then a scale back mechanism would be applied as follows.

(a)	Where the Buy-Back Discount is lower than the maximum discount in the tender discount range:

	(i)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected;

	(ii)	Ordinary Shares tendered at a discount greater than the Buy-Back Discount and as Final Price Tenders would be accepted in full;

	(iii)	a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount;

	(iv)	Excluded Tenders (see below) would be accepted in full; and

	(v)	Ordinary Shares tendered at a discount equal to the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis.

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Annexure - continued

(b)	Where the Buy-Back Discount is equal to the maximum discount in the tender discount range:
	(i)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected;

	(ii)	a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount or as a Final Price Tender;

	(iii)	Excluded Tenders (see below) would be accepted in full; and

	(iv)	Ordinary Shares tendered at a discount equal to the Buy-Back Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis.

If a scale back is applied, all fractions would be rounded down to the nearest Ordinary Share.

Excluded Tenders
An Excluded Tender is a tender submitted by a shareholder who tenders all of their Ordinary Shares at a discount equal to or greater than the Buy-Back Discount or as Final Price Tenders and who would have a Small Shareholding as a result of a scale back. As described above, Excluded Tenders would not be scaled back.

Priority Allocation
In the event of a scale back, a Buy-Back Tender would adopt a priority allocation (as described above) in respect of the first (up to) 100 Ordinary Shares successfully tendered by each shareholder or such lesser number of Ordinary Shares that is determined by the Company to be the Priority Allocation.

Effect of Buy-Back Tender on voting rights and dividend rights
Shareholders would be entitled to vote (in accordance with the voting rights attached to their Ordinary Shares) at any meeting of the Company that is held during the relevant Tender Period, even if they have lodged a tender to sell some or all of their Ordinary Shares to the Company under a Buy-Back Tender.

Shareholders would also be entitled to any dividends (in accordance with the dividend rights attached to their Ordinary Shares) where the record date for the dividend occurs prior to the date on which the Company enters into the buy-back agreements with shareholders under a Buy-Back Tender.

Once a buy-back agreement is entered into in respect of Ordinary Shares tendered, by operation of the Corporations Act, the rights attaching to those Ordinary Shares would be suspended and immediately after the registration of the transfer of Ordinary Shares bought back by Company, the Ordinary Shares would be cancelled.

Buy-Back Price
The consideration for a buy-back of Ordinary Shares under a Buy-Back Tender would be a cash amount determined in accordance with the following formula:

A = B x (1 - C)

Where:
A is the Buy-Back Price (that is, the price per Ordinary Share, rounded to the nearest cent, to be paid for all Ordinary Shares bought back under the Buy-Back Tender).

B is the relevant VWAP (as discussed above).

C is the Buy-Back Discount.

So, for example, if the relevant VWAP (i.e. B) is A$71.20, and the Buy-Back Discount (i.e. C) is 12 per cent, the Buy-Back Price would be A$62.66 (i.e. A$71.20 x (1 – 0.12)) .

Eligible Shareholders
Subject to certain exceptions (as set out below), the Company would invite all holders of Ordinary Shares (on its register on the record date to determine entitlements to participate in a Buy-Back Tender) to make an offer to have Ordinary Shares bought back by the Company under a Buy-Back Tender.

However, where it is not lawful for shareholders in foreign jurisdictions to participate in a Buy-Back Tender (e.g. it may be unlawful for the Company to extend the invitation to such shareholders without undertaking additional requirements or the Company may be prohibited from paying money to such shareholders), such shareholders would not be eligible to participate in the Buy-Back Tender. Further information would be set out in any booklet provided in respect of a Buy-Back Tender.

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Shareholder information

Useful addresses

Shareholders
Please contact the registrar if you have any queries about your shareholding.

Computershare Investor Services Pty Limited GPO Box 2975 Melbourne Victoria 3000

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500

Australian residents only,
Toll free: 1 800 813 292

Website: www.computershare.com

General enquiries
If you require general information about Rio Tinto please contact the External Affairs department.

Holders of American Depositary Receipts (ADRs)
Please contact the ADR administrator if you have any queries about your ADRs.

ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
PO Box 3408
South Hackensack
NJ 07606 3408

Telephone: +1 (201) 680 6630

US residents only,
Toll free: (800) 9001135

Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Registered Office
Rio Tinto Limited
Level 33, 55 Collins Street
Melbourne, Victoria 3000
ABN: 96 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Financial calendar
2 February 2006
Announcement of results for 2005

22 February 2006
Shares and ADRs quoted “ex-dividend” for 2005 final and special dividends

28 February 2006
Record date for 2005 final and special dividends for shares and ADRs

16 March 2006
Plan notice date for election under the Dividend Reinvestment Plan for the 2005 final and special dividends

6 April 2006
Payment date for 2005 final and special dividends

7 April 2006
Payment date for 2006 final and special dividends for holders of ADRs

12 April 2006
Annual general meeting for Rio Tinto plc

4 May 2006
Annual general meeting for Rio Tinto Limited

3 August 2006
Announcement of half year results for 2006

9 August 2006
Shares and ADRs quoted “ex-dividend” for 2006 interim dividend

15 August 2006
Record date for 2006 interim dividend for shares and ADRs

16 August 2006
Plan notice date for election under the Dividend Reinvestment Plan for the 2006 interim dividend

7 September 2006
Payment date for 2006 interim dividend

8 September 2006
Payment date for 2006 interim dividend for holders of ADRs

February 2007
Announcement of results for 2006

Publications
The following publications may be obtained from Rio Tinto:

2005 Annual report and financial statements

2005 Annual review 2005

Sustainable development review

The way we work – Rio Tinto’s statement of business practice

Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2005 annual reports for the following listed Rio Tinto Group companies are also available on request:

Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited

The Rio Tinto Limited parent entity financial statements are available by request free of charge from the Company Secretary. These financial statements are also available for download from the Rio Tinto website.

Rio Tinto on the web
Information about Rio Tinto is available on our website: www.riotinto.com

Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

Printed in Australia by Craftsman Press
© Rio Tinto Limited and Rio Tinto plc

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